UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2026

001-43178

(Commission File Number)

FORT TECHNOLOGY INC.

(Exact name of Registrant as specified in its charter)

325 Front Street West

2nd Floor

Toronto, Ontario M5V 2Y1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On June 24, 2026, Fort Technology Inc. issued a press release entitled “Fort Technology Aims for Strategic Partnership with Logia USA to Fuel the Future of Data Centers.” A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release titled: “Fort Technology Aims for Strategic Partnership with Logia USA to Fuel the Future of Data Centers”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fort Technology Inc.

Date: June 24, 2026	By:	/s/ Gabriel Kabazo
Gabriel Kabazo
Chief Executive Officer

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